Naked Brand Group Limited Launches Retail and Outlet Store Expansion Strategy

New Lease Commitments Across Australia and New Zealand Commence Two-Year Store Rollout Strategy to Expand its Direct to Consumer Channels Within Heritage and Mass Market Brands

SYDNEY – August 14, 2018 - Naked Brand Group Limited (NASDAQ: NAKD), a global leader in intimate apparel and swimwear (the “Company” or “Naked”), has signed a series of new leases for retail and outlet stores across Australia and New Zealand to commence the first stage of its planned two-year rollout strategy of 20 additional stores.

Three new sites have been confirmed in New Zealand - Northlands, Invercargill and Manukau. Additionally, one site is underway in Perth, Australia which will open in a new Direct Factory Outlet (DFO), one of six highly productive outlet centers owned by leading Australian property retail group Vicinity (ASX: VCX). Once under full operation, the total incremental revenue per store is projected to be approximately USD$650,000, with the four-wall contribution projected to be in excess of 20%. The company defines four-wall contribution or net profit percentage of the store as gross margins minus all store operating costs.

The Naked Brand Group Limited retail and outlet network currently consists of 33 stores in New Zealand, 25 in Australia and contributes approximately 40% of overall sales and approximately USD $650,000 in annualized revenue per store, complimenting wholesale distribution across New Zealand.

A further 16 sites have been identified and are expected to be rolled out by 2020, with a particular focus on highly productive and proven outlet opportunities which have a projected category growth of 25% over the next two years, with a projected four-wall contribution in excess of 20%.

“For many years, the outlet channel has been a significant contributor to the overall channel strategy for Naked,” stated Justin Davis-Rice, Chief Executive Officer of Naked Brand Group Limited. “Bendon’s portfolio of iconic, heritage brands carry significant equity within the Australian and New Zealand market. Outlet stores with exclusive product solutions service a different consumer and operate as a conduit to exit excess inventory, avoiding discounting below cost and preserving margin. They are highly efficient and deliver stable returns, so they continue to be an area of excitement and development for the group,” concluded Davis-Rice.

About Naked Brand Group Limited:

Naked Brand Group Limited (NASDAQ: NAKD) is a leading intimate apparel and swimwear company with a diverse portfolio of brands. The company designs, manufactures and markets a portfolio of 11 company-owned and licensed brands, catering to a broad cross-section of consumers and market segments. Brands include Naked, Bendon, Bendon Man, Davenport, Fayreform, Hickory, Lovable, Pleasure State, Heidi Klum Intimates, Heidi Klum Man, Heidi Klum Swim. Naked Brand Group Limited products are available in 44 countries worldwide through 6,000 retail doors, a growing network of E-commerce sites and 61 company-owned Bendon retail and outlet stores in Australia and New Zealand. Brands are distributed through premier department stores, specialty stores, independent boutiques and third-party e-commerce sites globally, including Macy’s, Nordstrom, Saks Fifth Avenue, Harrods, Selfridges, Amazon and asos among others. For more information please visit www.nakedbrands.com.

Forward-Looking Statements:

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts. Such statements may be, but need not be, identified by words such as “may,” “believe,” “anticipate,” “could,” “should,” “intend,” “plan,” “will,” “aim(s),” “can,” “would,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “approximately,” “potential,” “goal,” “pro forma,” “strategy,” “outlook” and similar expressions. Examples of forward-looking statements include, among other things, statements regarding future financial performance, future growth in our business, trends in our industry, product innovation and operational expansion. All such forward-looking statements are based on management’s current beliefs, expectations and assumptions, and are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed or implied in this communication. Among the key factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements are the following: our ability to integrate the operations of Bendon Limited and Naked Brand Group Inc.; the risk that the projected value creation and efficiencies from the transaction with Bendon Limited and Naked Brand Group Inc. will not be realized; difficulties in maintaining customer, supplier, employee, operational and strategic relationships; the possibility that a robust market for our shares may not develop; our ability to raise additional financing; our ability to anticipate consumer preferences; and the other risks and uncertainties set forth under “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended January 31, 2018. Further, investors should keep in mind that our revenue and profits can fluctuate materially depending on many factors. Accordingly, our revenue and profits in any particular fiscal period may not be indicative of future results. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise, except as required by law.

Investor Contact:

Joel Primus

Naked Brand Group Limited

joel@thenakedshop.com

Chris Tyson

MZ North America

chris.tyson@mzgroup.us

949-491-8235